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                                                                    Exhibit 99.1

[VIVENDI LOGO]


         VIVENDI UNIVERSAL ISSUES STATEMENT IN RESPONSE TO INQUIRIES
                      REGARDING PUBLISHED NEWS ARTICLE

         CONTRARY TO THE INFORMATION PUBLISHED BY LE MONDE (JULY 2, 2002), VU HAS STRICTLY APPLIED THE REQUIRED ACCOUNTING TREATMENT OF THE BSKYB DISPOSAL IN ITS 2001 ACCOUNTS:

         - AS REQUIRED UNDER US GAAP FOR SUCH TRANSACTIONS, WHICH WAS REVIEWED BY THE SEC, AND

         - FOR FRENCH GAAP, VU HAS APPLIED STRICTLY THE TREATMENT RECOMMENDED BY THE COB

PARIS, JULY 2, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] TODAY released the following statement in response to a news article that appeared in the July 2, 2002, edition of the French publication Le Monde:

In October 2001, VU entered into a transaction to enable VU to comply with the European Commission mandate that VU dispose of its BSkyB shares by October 2002. The EC required that such disposal take place as a condition of its approval of VU's acquisition of The Seagram Company Ltd. The transaction enabled VU to dispose of the BSkyB shares at market without incurring the significant discount often associated with the disposal of a large block of shares, to reduce the tax costs of the disposal and maintain VU's participation in the economics of a portion of the transferred BSkyB shares.

The accounting for such a structure is specifically addressed under US GAAP principles; however, it was not clear to the company under French GAAP standards. Therefore, the company consulted with its auditors prior to and during the transaction in order to develop the acceptable accounting under both GAAP reporting standards. In November 2001, VU met with the Commission de Operations de Bourse (the `COB', Vivendi Universal's French regulator) to discuss the company's proposed accounting for the BSkyB sale under French GAAP.

In March 2002, prior to the presentation of the 2001 annual results, the COB advised VU that under French GAAP, Vivendi Universal must account for the initial sale transaction as a borrowing secured by BSkyB shares. Additionally, the COB advised VU that a related December transaction, which reduced the company's financial exposure to a related Swap, be accounted for, not as a sale, but as a transaction that resulted in VU pretax income of approximately 1.1 billion euros. The company reflected these transactions in its 2001 accounts in a manner consistent with the COB's request (Note 2 of VU's 2001 financial statements).

Due to the significance of this transaction, the company also met with representatives of the U.S. Securities and Exchange Commission (SEC) to review the accounting for this transaction under US GAAP, which is discussed in Note 14 to the company's 2001 financial statements. The SEC advised the company that it did not object to the company's treatment of the BSkyB sale under US GAAP, as presented and disclosed.

         IMPORTANT DISCLAIMER:

         This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed sales and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to finalize the proposed transactions; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.
         ###

CONTACTS:


      MEDIA                                            INVESTOR RELATIONS

      PARIS                                            PARIS
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      +33 (1).71.71.1086                               Laurence Daniel
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     Anita Larsen
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                                                       Eileen McLaughlin
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